51-102F3 MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Quaterra Resources Inc. (the “Company”)
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

Item 2   Date of Material Change

September 10, 2014

Item 3   News Release

A news release was issued in Vancouver, British Columbia on September 11, 2014.

Item 4   Summary of Material Change

The Company announced that it has entered into an agreement to sell its US subsidiaries’ interest in three non-core copper and molybdenum assets to Freeport-McMoRan Mineral Properties Inc.

Item 5   Full Description of Material Change

See news release attached.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7   Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8   Executive Officer

The following officer of the Company is knowledgeable about the material change disclosed in this report: Steven Dischler, President & CEO, Tel: (775) 463-9600.

Item 9   Date of Report

September 15, 2014

September 11, 2014
QTRRF: OTCQX International
QTA: TSX VENTURE
NR-14-14

QUATERRA RESOURCES INC. HAS ENTERED INTO AN AGREEMENT TO
SELL THREE NON-CORE ASSETS TO FREEPORT-MCMORAN MINERAL
PROPERTIES INC. FOR US$5 MILLION

Transaction will provide working capital and opportunity to focus on Yerington copper district

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) today announced it has entered into an Agreement to sell its US subsidiaries’ interest in three non-core copper and molybdenum assets to Freeport-McMoRan Mineral Properties Inc. (“Freeport”) for US$5 million (the “Purchase Price”) and to issue 19 million share purchase warrants to Freeport. Freeport is a wholly owned subsidiary of Freeport-McMoRan Inc. (NYSE: FCX).

Upon closing, Freeport will acquire Quaterra’s total remaining interests in its Southwest Tintic, Utah and Butte Valley, Nevada copper projects, and its Cave Peak, Texas molybdenum project for US$5 million, payable in tranches. Upon closing, Quaterra will also issue 19 million non-transferable share purchase warrants to Freeport, each such warrant entitling Freeport to purchase one common share of Quaterra at a price of US$0.16 per share for 5 years, subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches. Closing of the transaction is anticipated within 30 days. The sale of these non-core assets supercedes earn-in agreements currently in place between Quaterra and Freeport for Southwest Tintic and Cave Peak and the right of Quaterra to participate or take a royalty stake in Butte Valley at feasibility.

“This transaction provides assured funding for Quaterra’s working capital through cash and potential warrant exercises that are not immediately dilutive,” stated Quaterra Chairman, Thomas Patton. “They are part of an ongoing effort to simplify our story and to focus on advancing our Yerington copper projects in Nevada.”

Of the US$5 million Purchase Price, US$1 million is to be paid upon closing with the balance payable in US$500,000 tranches (subject to adjustment in certain circumstances) every quarter commencing January 1, 2015. The 19 million warrants are exercisable for five years with 20% vesting on the closing date and 10% vesting upon each quarterly payment of the balance of the Purchase Price. In the event of any failure to pay a quarterly payment of the balance of the Purchase Price, any unvested warrants will terminate; conversely, upon any accelerated payment of the balance of the Purchase Price any unvested warrants will vest.

“This latest agreement to sell non-core assets should provide investors with the assurance that the Company has adequate working capital to accomplish our primary objective of maximizing the value of our Yerington district copper projects,” stated Quaterra President and CEO Steven Dischler. “Last October we identified that our strategy going forward was to focus on Yerington, divest our other assets and cut operating costs. Since then we have been executing that plan.”

In addition to this announcement, since October 2013 the Company has:

  Significantly reduced operating costs and improved efficiency (please see press release dated October 5, 2013).
  Announced a significant increase in the copper resource at Yerington (November 20, 1013).
  Voluntary delisted from the NYSE and transferred to the OTCQX (February 7, 2014).
  Sold its non-core uranium assets (May 17, 2014).
  Signed a US$138 million earn-in option agreement with Freeport Nevada for the development of the Yerington copper project (June 16, 2014).

About Quaterra Resources Inc.

Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior copper exploration and development company with the primary objective to advance its US subsidiary’s US-based copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Steven Dischler, President & CEO
Quaterra Resources Inc.

For more information please contact:
Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the safe harbor of the U.S. Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Assumptions include that the transaction will close, that Freeport will pay the balance of the Purchase Price, that this transaction provides assured funding for Quaterra’s working capital through cash and potential warrant exercises or that this sale of non-core assets should provide investors with the assurance that the Company has adequate working capital to accomplish its primary objective of maximizing the value of its Yerington district copper projects. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.